FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

SADIA S.A.

CNPJ/MF No. 20.730.099/0001-94

NIRE: 42300025747

Publicly-Held Company

SUMMARY OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JULY 8 TH, 2009

1. Date, Time and Venue: On July 8 th, 2009, at 8:00 am, at the Company’s headquarters, at Rua Senador Attílio Fontana, 86, Concórdia, Santa Catarina.

2. Call Notice and Attendance: Call notice released on the following newspapers: “Diário Oficial do Estado de Santa Catarina”, “A Notícia” (Joinville) and “O Estado de S. Paulo”, on May 23, 24 and 25  (DOESC on 06/23 page 36, 06/24 page 100 and 06/25 page 82; A NOTÍCIA on 06/23 page 22, 06/24 page 23, 06/25 page 26; and OESP on 06/23 page B17, 06/24 page B13 and 06/25 page B15).

3. Attendance: Shareholders representing more than 2/3 (two thirds) of the Company’s voting capital, as per the signatures on the Shareholders’ Attendance Book No. 1.

4. Presiding Board: Chairman: Luiz Fernando Furlan; Secretary: José Romeu Garcia do Amaral.  Also attended the meeting at the disposal of the Presiding Board and the plenary session, Messrs. Ubiratan dos Santos Machado, legal representative of Itaú BBA, and  Rafael Russowsky, legal representative of Morgan Stanley.

5. Agenda: (i) sale of equity interest held in Concórdia Holding Financeira S.A.; (ii) modification of the structure of Company’s Board of Directors, through the amendment of the head of Article 15, and of Articles 18, III and 32 of the Company’s bylaws, and the inclusion of a new article 43, as a transitory provision.

6. Reading the documents, receiving the votes and drawing-up the minutes: (1) reading of call notice dismissed due to the fact it was known by all the shareholders attending the meeting. (2) voting statements, protests and disagreements that may be presented, shall be enumerated, received and certified by the Presiding Board and filed at the Company’s headquarters, in accordance to Article 130, paragraph 1 st of Law No. 6.404/76; and (3) authorized the drawn-up of these minutes in the form of summary and its publication omitting the signatures of the shareholders, pursuant to Article130, paragraphs 1 st and 2 nd of Law No. 6.404/76.

7. Resolutions: The following resolutions were taken:

The necessary clarifications were made and the following matters were approved:

a)        Abstaining from voting the signees of the Company’s Shareholders’ Agreement, it was unanimously approved the sale of the totality of the shares issued by Concórdia Holding Financeira S.A., controlling shareholder of Concórdia Banco S.A. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities (“Concórdia Financeira”), in accordance with the following terms and with the proposal submitted by the Board of Directors, as follows: (i) contracting by the Company of an assessment report of Concórdia Financeira to be prepared by a specialized company and submitted to the shareholders that will resolve on this transaction in a General Shareholders Meeting (“Assessment Report”); (ii) payment by means of delivery of one million nine hundred and ninety-one thousand two hundred and eleven (1,991,211) common shares issued by BRF – Brasil Foods S.A. (“BRF”), with the granting of a call option to buyback two equal tranches of the referred BRF shares, within the period of 180 and 360 days from the date the call option is granted; (iii) HFIN Participações S.A. shall keep the Company, its controlled companies and BRF harmless of any and all complaints and claims related to events, actions and inactions by Concórdia Financeira prior to the date of the sale of Concórdia Financeira shares, although claimed after such date.

b)        It was unanimously approved by shareholders representing more than 66% of the Company’s voting capital the amendment to the structure of the Board of Directors, taking into consideration the alternative proposal presented by a shareholder, which was received by the Presiding Board, concerning the minimum number of members of the Board of Directors and the appointment of the Chairman of the Board of Directors while prevailing the transitory rule set forth in Article 43 of the Company’s bylaws, and changes to Article 15, main section, and inclusion of a new article 43, as a transitory provision. The amended Articles shall be effective as follows:

 “ARTICLE 15

The Board of Directors shall be comprised of at least five (5) and no more than twelve (12) members, all of whom shall be shareholders, and may adopt Internal Rules that shall establish, among other rules that may seem appropriate, the operational matters of the Board of Directors an<br>d of the Committees reporting to the Board, rights and duties of the Directors and the relation among the Board of Directors and the Executive Committee and other corporate bodies.”

 “CHAPTER X

TRANSITORY PROVISIONS

ARTICLE 43

The Board of Directors may have temporarily two (2) Co-Chairmen, with identical privileges and duties, both of them to be appointed by the Board of Directors, in accordance with the paragraphs below.

Paragraph 1 st – On the resolutions of the Board of Directors, in case there is a tie vote, none of the Co-Chairmen shall have the casting vote, being entitled only to their personal vote, being suspended the rule of casting vote established in paragraph fourth of Article 16 of these bylaws, as well as the rule of electing the Chairman of the Board of Directors established in paragraph first of Article 15.

Paragraph 2 nd – The privileges and duties of the Chairman of the Board of Directors set forth in these by-laws shall be performed jointly by the Co-Chairmen.

Paragraph 3 rd – In case of absence or impairment of any Co-Chairmen, as well as vacancy of the position of both Co-Chairmen, they shall be replaced by their respective Vice-Chairman that shall also be appointed by Shareholders’ Meeting.

Paragraph 4 th – The provisions of this Article shall not be applied as from the Annual General Shareholders’ Meeting to be held within the first four months after the end of the fiscal year of 2010, occasion in which it shall be elected the Directors and appointed a Chairman and a Vice-Chairman, and the rule of casting vote set forth in paragraph fourth of Article 16 of these bylaws shall once again be applied.”

Other articles of the Company’s bylaws mentioned in the call notice remain unchanged, including item III of Article 18 and Article 32, except for paragraph 2 of Article 16 that was amended due to the reduction on the minimum number of members of the Board of Directors. The referred provision shall be effective as follows:

“Paragraph 2º. The meetings of the Board of Directors shall be convened with the personal attendance of, at least, half of its members.”

8. Registers. It was registered the pronouncement of a shareholder regarding an alternative proposal to item (ii) of the agenda, which was received by the Presiding Board as Doc. No. 1. It was clarified that the appointment of co-chairmen shall be made in accordance with the terms and conditions of the APRO executed with CADE.

All the abovementioned documents shall remain filed at the Company’s headquarters, pursuant to Article 130, paragraph 1º of Law No. 6.404/76.

9. Closing, Drawn-up of the Minutes and Signatures:  No further matters to be resolved on, the General Meeting was closed with the drawn-up of the current minutes that, read and analyzed, were duly approved and signed by the shareholders attending the meeting and the Presiding Board.

Concórdia - SC, July 8 th, 2009.

LUIZ FERNANDO FURLAN

CHAIRMAN

JOSÉ ROMEU GARCIA DO AMARAL

SECRETARY

SHAREHOLDERS:

SHAREHOLDERS’ AGREEMENT OF SADIA S.A.

. pp MARCELO FONTANA

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

 pp. DARCI LUIZ PRIMO

OMAR FONTANA DOS REIS

RAUL MENA BARRETO DOS REIS

DANIELLE FONTANA D’AVILA TRANCHESI

VICTOR FONTANA

VICTOR  BAYARD DE MAURA FONTANA

ALEX RENATO DE MAURA FONTANA

FLAVIA THAIS FONTANA GEMIGNANI

 DENISE FONTANA D’AVILA FONTANA

pp. MARCELO FONTANA

ALBINO ZANATTA, ALBERTO STRINGHINI, OCTAVIANO ZANDONAI, ELVIO DE
OLIVEIRA FLORES, OSÓRIO DAL BELLO, RONALDO KOLBARG MULLER